# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BELITE BIO, INC, CIK 0001889109
CUSIP: 07782B104
Title of class of securities: Ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 12750 High Bluff Drive Suite 475,, San Diego, California (CA), 92130
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001965964

## Reporting persons
- Yu-Hsin Lin: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); sole voting power 2,287,070; shared voting power 0; sole dispositive power 2,287,070; shared dispositive power 0; aggregate amount beneficially owned 2,287,070 (7.1% of the class)
  Comment: Notes to row 9: Include (i) 394,774 Ordinary Shares directly held by Yu-Hsin Lin; (ii) 407,229 Ordinary Shares underlying share options granted to Yu-Hsin Lin that are vested or will be vested within 60 days of December 31, 2024; and (iii) 1,485,067 Ordinary Shares indirectly held by Yu-Hsin Lin through Lin Bioscience International Ltd., which is our principal shareholder and the wholly-owned subsidiary of our controlling shareholder Lin BioScience, Inc.(stock code: 6696.TW).
  
  Notes to row 11: The percentage is calculated based upon an aggregate of (i) 31,826,549 Ordinary Shares outstanding as of December 31, 2024 as provided by the Issuer; and (ii) 407,229 Ordinary Shares underlying share options granted to Yu-Hsin Lin that are vested or will be vested within 60 days of December 31, 2024.

## Item 1. Issuer
Name of issuer: BELITE BIO, INC
Address of issuer's principal executive offices: 12750 High Bluff Drive Suite 475, San Diego, CA 92130, United States of America

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed on behalf of Yu-Hsin Lin ("Reporting Person")
Address of principal business office or, if none, residence: The business address of the Reporting Person is 36F., No. 68, Sec. 5, Zhongxiao E. Rd., Xinyi Dist., Taipei City 110, Taiwan
Citizenship: Yu-Hsin Lin is a citizen of Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,287,070
Percent of class: 7.1
Sole power to vote or to direct the vote: 2,287,070
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,287,070
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yu-Hsin Lin: /s/ Yu-Hsin Lin, Yu-Hsin Lin,Chief Executive Officer and Chairman (01/21/2025)